Mitchell S. Nussbaum of Loeb & Loeb LLP 345 Park Avenue New York, NY 10154-1895	Direct 212.407.4159 Main 212.407.4000 Fax 212.407.4990 mnussbaum@loeb.com

January 31, 2008
John Reynolds, Assistant Director Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549 Mail Stop 3561

Re:	Hambrecht Asia Acquisition Corp. Amendment No. 2 to Registration Statement on Form F-1 Filed December 24, 2007 File No. 333-146147

Dear Mr. Reynolds:

On behalf of our client, Hambrecht Asia Acquisition Corp., a Cayman Islands corporation (the “Company”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”) one complete electronic version of Amendment No. 3 (“Amendment No. 3”) on Form S-1 to the Company’s Registration Statement on Form F-1 (No. 333-146147) (the “Registration Statement”), including one complete electronic version of the exhibits filed therewith. We note that it was determined that the Company did not qualify to be treated as a foreign private issuer and therefore is not eligible to use Form F-1. Accordingly, the Company is filing Amendment No. 3 on Form S-1.

By Federal Express, the Company is furnishing the Commission’s staff (the “Staff”) with three marked courtesy copies of Amendment No. 3 and all exhibits filed therewith.

Amendment No. 3 responds to the comments set forth in the Staff letter dated January 23, 2008 (the “Staff’s Letter”).

In order to facilitate your review of Amendment No. 3, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter. Page numbers refer to the marked copy of Amendment No. 3.

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A limited liability partnership including professional corporations

The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows:

Comment Number	Comment and Response

General

1.
We note your revision in response to comment one of our previous letter. On page 65 you state that contractual arrangements would result in you assuming “all” the benefits and risks of the target business. Later on that same page you state that contractual arrangements would be designed to provide you with a “substantial portion” of economic benefits and risks of the target company. Please reconcile or revise these statements.

The disclosures on page 66 of the Registration Statement have been revised to clarify that the Company would acquire substantially all the benefits and risks of the portion of the target business that the Company acquired (which would be no less than a controlling interest).

Hambrecht Asia Accounting Comments

Financial Statements, page F-1

Note 3 - Proposed Offering, page F-9

2.
We note your responses to prior comments 12 and 13 of our letter dated December 11, 2007. Please revise your disclosure in Note 3 to eliminate the last sentence of the fourth paragraph on page F-10, since this disclosure appears to be inconsistent with your response. In addition, please revise your disclosures regarding the valuation of the UPO on page 59 to be consistent with your supplemental response and revised disclosures in Note 3.

The disclosures on pages F-10 and 60 of the Registration Statement have been revised in accordance with the Staff’s comments.

Your prompt attention to this filing would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4159.

Sincerely,

/s/ Mitchell S. Nussbaum
Mitchell S. Nussbaum Loeb & Loeb LLP